EXHIBIT 99.2

SILVER ELEPHANT MINING CORP.

Annual Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

TABLE OFCONTENTS

SILVER ELEPHANT MINING CORP.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING		3
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.		4

Consolidated Statements of Financial Position		5
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)		6
Consolidated Statements of Changes in Equity (Deficiency)		7
Consolidated Statements of Cash Flows		8

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	9
2.	BASIS OF PRESENTATION	10
3.	BASIS OF CONSOLIDATION	10
4.	CHANGES IN ACCOUNTING POLICIES	11
5.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS	12
6.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	15
7.	ARRANGEMENT AND ASSETS HELD FOR SALE	22
8.	SEGMENTED INFORMATION	23
9.	CASH AND RESTRICTED CASH EQUIVALENTS	24
10.	RECEIVABLES	24
11.	PREPAID EXPENSES	24
12.	MARKETABLE SECURITIES	24
13.	RIGHT-OF-USE ASSET	25
14.	EQUIPMENT	25
15.	MINERAL PROPERTIES	27
16.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	32
17.	LEASE LIABILITY	33
18.	PROVISION FOR CLOSURE AND RECLAMATION	33
19.	TAX PROVISION	34
20.	SHARE CAPITAL	35
21.	NON-CONTROLLING INTEREST	40
22.	CAPITAL RISK MANAGEMENT	41
23.	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	42
24.	FAIR VALUE MEAS FINANCIAL RISK MANAGEMENT DISCLOSURES	43
25.	RELATED PARTY DISCLOSURES	44
26.	COSTS IN EXCESS OF RECOVERED COAL	45
27.	SUPPLEMENTAL CASH FLOW INFORMATION	46
28.	CONTINGENCIES	46
29.	EVENTS AFTER THE REPORTING DATE	46

2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The annual audited consolidated financial statements (the “Annual Financial Statements”), the notes thereto, and other financial information contained in the accompanying Management’s Discussion and Analysis (“MD&A”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Silver Elephant Mining Corp. The financial information presented elsewhere in the MD&A is consistent with the data that is contained in the Annual Financial Statements. The Annual Financial Statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the Annual Financial Statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained, and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ethics and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Board who approve the Annual Financial Statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits and the adequacy of the system of internal controls, and to review financial reporting issues.

The external auditors, Davidson & Company LLP, have been appointed by the Company’s shareholders to render their opinion on the Annual Financial Statements and their report is included herein.

“John Lee”	“Irina Plavutska”
John Lee, Chief Executive Officer	Irina Plavutska, Chief Financial Officer
Vancouver, British Columbia

March 30, 2022

3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Silver Elephant Mining Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Silver Elephant Mining Corp. (the “Company”), as of December 31, 2021, 2020 and 2019 and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity (deficiency), and cash flows for the years ended December 31, 2021, 2020 and 2019 and the related notes (collectively referred to as the “financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Elephant Mining Corp. as of December 31, 2021, 2020 and 2019 and the results of its operations and its cash flows for the years ended December 31, 2021, 2020 and 2019 in conformity with those requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2013.

/s/ DAVIDSON & COMPANY LLP
Vancouver, Canada
Chartered Professional Accountants
March 30, 2022

4

SILVER ELEPHANT MINING CORP.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at		December 31,	December 31,	December 31,
	Notes	2021	2020	2019
Assets
Current assets
Cash	9	$579,508	$7,608,149	$3,017,704
Receivables	10	79,036	75,765	246,671
Prepaid expenses	11	103,931	114,717	135,767
Assets held for sale	7	40,052,477	-	-
		40,814,952	7,798,631	3,400,142
Non-current assets
Restricted cash equivalents	9	34,500	34,500	34,500
Reclamation deposits		21,055	21,055	21,055
Right-of-use asset	13	-	18,430	50,023
Equipment	14	41,035	153,800	159,484
Mineral properties	15	21,134,876	31,806,594	23,782,884
		$62,046,418	$39,833,010	$27,448,088
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	16	$2,502,139	$1,759,163	$2,420,392
Lease liability	17	-	20,533	32,285
Liabilities associated with assets held for sale	7	6,816,407	-	-
		9,318,546	1,779,696	2,452,677
Non-current liabilities
Lease liability	17	-	-	20,533
Provision for closure and reclamation	18	2,037,731	695,257	266,790
Tax provision	19	-	-	-
		11,356,277	2,474,953	2,740,000
Equity
Share capital	20	214,790,904	197,612,182	181,129,012
Reserves		26,335,247	24,852,022	24,058,336
Deficit		(191,935,861)	(185,106,147)	(180,479,260)
Equity attributable to owners of parent		49,190,290	37,358,057	24,708,088
Equity attributable to non-controlling interests	21	1,499,851	-	-
		$62,046,418	$39,833,010	$27,448,088

Approved on behalf of the Board:

"John Lee"	"Greg Hall"
John Lee, Director	Greg Hall, Director

Arrangement and Assets Held for Sale (Note 7)

Events after the reporting date (Note 29)

The accompanying notes form an integral part of these consolidated financial statements.

5

SILVER ELEPHANT MINING CORP.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian Dollars)

SILVER ELEPHANT MINING CORP.
Consolidated Statements of Operations and Comprehensive Loss

		Year Ended December 31,
	Notes	2021	2020	2019
General and Administrative Expenses
Advertising and promotion		$559,183	$541,029	$794,182
Consulting and management fees	25	848,146	570,356	251,552
Depreciation and accretion		22,062	41,116	65,157
Director fees	25	119,801	108,600	103,805
Insurance		86,012	100,948	93,661
Office and administration		196,797	136,274	123,904
Professional fees		631,478	321,355	228,594
Salaries and benefits	25	613,007	530,065	760,182
Share-based payments	20	583,801	770,617	707,802
Stock exchange and shareholder services		315,371	180,433	139,908
Travel and accommodation		25,013	93,323	236,815
		(4,000,671)	(3,394,116)	(3,505,562)
Other Items
Costs in excess of recovered coal	26	(1,730,294)	(590,204)	(120,354)
Foreign exchange gain/(loss)		349,983	(64,841)	(443,203)
(Impairment)/recovery of mineral property	15	(1,278,817)	-	13,708,200
Impairment of prepaid expenses	11	-	(121,125)	(51,828)
Recovery of receivables, net	10	50,906	(470,278)	(16,304)
Loss on sale of marketable securities	12	(220,821)	-	-
Gain/(loss) on sale of equipment	14	-	13,677	(9,795)
Gain on debt settlement	28	-	-	7,952,700
		(2,829,043)	(1,232,771)	21,019,416
Net Income/(Loss) for Year		(6,829,714)	(4,626,887)	17,513,854
Net Income/(Loss) Per Common Share,
basic		$(0.33)	$(0.34)	$1.71
diluted		$(0.33)	$(0.34)	$1.71
Weighted Average Number of Common Shares Outstanding,
basic		20,986,610	13,790,180	10,220,811
diluted		20,986,610	13,790,180	10,239,815

The accompanying notes form an integral part of these consolidated financial statements.

6

SILVER ELEPHANT MINING CORP.

Consolidated Statements of Changes in Equity (Deficiency)

(Expressed in Canadian Dollars)

SILVER ELEPHANT MINING CORP.
Consolidated Statements of Changes in Equity

	Number of Shares	Share Capital	Reserves	Deficit	Total Shareholders' Equity (Deficiency)	Non-controlling interest	Total Equity (Deficiency)
Balance, December 31, 2018	9,531,613	$173,819,546	$23,413,830	$(197,993,114)	$(759,738)	$-	$(759,738)
Private placements, net of share issue costs	2,275,000	6,117,991	-	-	6,117,991	-	6,117,991
Finders shares	117,950	366,800	-	-	366,800	-	366,800
Debt Settlements	10,495	43,030	-	-	43,030	-	43,030
Exercise of stock options	62,250	328,095	(153,845)	-	174,250	-	174,250
Exercise of warrants	65,143	279,050	(28,478)	-	250,572	-	250,572
Bonus shares	50,000	115,000	-	-	115,000	-	115,000
Share compensation for services	17,500	59,500	-	-	59,500	-	59,500
Share-based payments	-	-	826,829	-	826,829	-	826,829
Gain for the year	-	-	-	17,513,854	17,513,854	-	17,513,854
Balance, December 31, 2019	12,129,951	$181,129,012	$24,058,336	$(180,479,260)	$24,708,088	$-	$24,708,088
Private placements, net of share issue costs	3,820,000	10,247,206	-	-	10,247,206	-	10,247,206
Finders units	15,690	(24,000)	24,000	-	-	-	-
Broker warrants	-	(226,917)	226,917	-	-	-	-
Shares issued for property acquisition	400,000	2,000,000	-	-	2,000,000	-	2,000,000
Exercise of stock options	123,375	572,659	(272,847)	-	299,812	-	299,812
Exercise of warrants	1,402,767	3,273,822	(166,628)	-	3,107,194	-	3,107,194
Bonus shares	160,100	640,400	-	-	640,400	-	640,400
Share-based payments	-	-	982,244	-	982,244	-	982,244
Loss for the year	-	-	-	(4,626,887)	(4,626,887)	-	(4,626,887)
Balance, December 31, 2020	18,051,883	$197,612,182	$24,852,022	$(185,106,147)	$37,358,057	$-	$37,358,057
Private placements, net of share issue costs	2,700,000	7,331,633	-	-	7,331,633	-	7,331,633
Finders warrants	-	(42,651)	42,651	-	-	-	-
Shares issued for property acquisition	2,005,231	6,231,637	-	-	6,231,637	-	6,231,637
Exercise of stock options	99,500	386,506	(179,682)	-	206,824	-	206,824
Exercise of warrants	1,268,341	3,271,597	(9,600)	-	3,261,997	-	3,261,997
Warrants issued for property acquisition	-	-	886,544	-	886,544	-	886,544
Flying Nickel FT shares and warrants, net of share issuance cost	-	-	-	-	-	1,284,757	1,284,757
Flying Nickel warrants issuable	-	-	-	-	-	215,094	215,094
Share-based payments	-	-	743,312	-	743,312	-	743,312
Loss for the year	-	-	-	(6,829,714)	(6,829,714)	-	(6,829,714)
Balance, December 31, 2021	24,124,955	$214,790,904	$26,335,247	$(191,935,861)	$49,190,290	$1,499,851	$50,690,141

The accompanying notes form an integral part of these consolidated financial statements.

7

SILVER ELEPHANT MINING CORP.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

		Years Ended December 31,
	Notes	2021	2020	2019
Operating Activities
Net gain/(loss) for year		$(6,829,714)	$(4,626,887)	$17,513,854
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion		90,197	64,387	65,157
Share-based payments	20	583,801	770,617	707,802
Unrealized foreign exchange (gain)/loss		-	-	(169,218)
Share compensation for services	20	660,000	720,900	356,003
Impairment/(recovery) of mineral property	15	1,278,817	-	(13,708,200)
Impairment of prepaid expenses	11	-	121,125	51,828
Impairment/(recovery) of receivables	10	(50,906)	470,278	16,304
Loss on sale of marketable securities	12	220,821	-	-
Gain on sale of equipment	14	-	13,677	9,795
Change in estimate reclamation provision	18	1,274,339	405,196	-
Gain on debt settlement	28	-	-	(7,952,700)
		(2,772,645)	(2,060,707)	(3,109,375)
Changes to working capital items
Receivables	10	47,635	(299,372)	(196,079)
Prepaid expenses and reclamation deposits	11	8,614	(100,075)	(29,323)
Accounts payable and accrued liabilities	16	525,236	(88,888)	659,264
Cashflows From Operating Activities		(2,191,160)	(2,549,042)	(2,675,513)
Investing Activities
Proceeds on sale of equipment	14	-	50,695	-
Purchase of equipment	14	-	(111,592)	(113,564)
Mineral property expenditures	15	(15,209,563)	(6,336,166)	(6,123,401)
Purchase of marketable securities	12	(1,000,000)	-	-
Sale of marketable securities	12	779,179	-	-
Cashflows From Investing Activities		(15,430,384)	(6,397,063)	(6,236,965)
Financing Activities
Proceeds from share issuance, net of share issue costs	20	7,331,633	10,201,706	6,237,791
Proceeds from exercise of stock options	20	206,824	299,812	174,250
Proceeds from exercise of warrants	20	2,601,997	3,072,194	250,572
Flow-through shares, net of share issue costs	21	1,424,228	-	-
Subscription receipts, net of deferred transaction costs	21	6,565,752	-	-
Lease payments	17	(22,939)	(37,162)	(36,528)
Cashflows From Financing Activities		18,107,495	13,536,550	6,626,085
Net decrease in cash		485,951	4,590,445	(2,286,393)
Cash - beginning of year		7,608,149	3,017,704	5,304,097
Cash held in assets held for sale	7	(7,514,592)
Cash - end of year		$579,508	$7,608,149	$3,017,704

Supplemental cash flow information (Note 27)

The accompanying notes form an integral part of these consolidated financial statements.

8

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Elephant Mining Corp. (the “Company” or “ELEF”) is incorporated under the laws of the province of British Columbia, Canada. The common shares without par value in the capital of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF” and on the Frankfurt Stock Exchange under the symbol “1P2N” and are quoted on the OTCQX® Best Market under the symbol “SILEF”. The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

The Company is a mineral exploration stage company. The Company's projects are the Pulacayo Paca silver-lead-zinc property in Bolivia (the "Pulacayo Project"), the El Triunfo gold-silver-lead-zinc project in Bolivia (“the Triunfo Project”), the Gibellini vanadium project in the State of Nevada, USA (the "Gibellini Project"), and the Minago nickel project in Manitoba, Canada (the "Minago Project"). The Company also owns or holds 100% interests in each of the following projects: (a) the Titan vanadium-titanium-iron project located in Ontario, Canada, (b) the Sunawayo silver-zinc-lead project in Bolivia, (c) the Ulaan Ovoo coal project located in Mongolia, and (d) the Chandgana Khavtgai and Tal coal projects, located in Mongolia; all of which have been fully impaired.

As at December 31, 2021 the Company was in the process of completing a strategic reorganization of the business through a statutory plan or arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) dated November 8, 2021 pursuant to which it shall:

i.	complete a consolidation of the outstanding share capital of ELEF whereby each 10 pre-consolidation ELEF share shall be exchanged for one post-consolidation ELEF share;
ii.	transfer certain royalties presently held by ELEF in certain projects into its own entity, Battery Metals Royalty Corp. (“RoyaltyCo”), a wholly owned subsidiary of ELEF;
iii.	spin-off the Minago Project into its own entity, Flying Nickel Mining Corp.(“NickelCo” or “Flying Nickel”), a wholly owned subsidiary of ELEF;
iv.	and spin-off the Gibellini Project into its own entity, Nevada Vanadium Mining Corp. (“VanadiumCo”), a wholly owned subsidiary of ELEF.

Subsequent to December 31, 2021, on January 14, 2022, the Company’s share capital was consolidated on the basis of one (1) new share for each ten (10) old shares (the “Consolidation”). All common share, warrant, option and per share amounts have been retroactively adjusted.

These consolidated annual financial statements (the “Annual Financial Statements”) have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As at December 31, 2021, the Company has a deficit of $192 million. The operations of the Company were primarily funded by the issuance of capital stock and proceeds from option and warrant exercises.

The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financings or generate profitable operations in the future. These material uncertainties may cast significant doubt on the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue its business.

Risks associated with Public Health Crises, including COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation.

9

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS (cont’d…)

In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of the consolidated financial statements, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company's operations. The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk

2. BASIS OF PRESENTATION

These Annual Financial Statements have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting year ended December 31, 2021.

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgments and estimates have been made in preparing these Annual Financial Statements and their effect are disclosed in Note 5.

These Annual Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair values. These Annual Financial Statements have been prepared using the accrual basis of accounting except for cash flow information. These Annual Financial Statements are presented in Canadian Dollars, except where otherwise noted.

The accounting policies set out in Note 6 have been applied consistently by the Company and its subsidiaries to all periods presented.

The Annual Consolidated Financial Statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 30, 2022.

3. BASIS OF CONSOLIDATION

The Annual Financial Statements comprise the financial statements of the Company and its wholly owned and partially owned subsidiaries as at December 31, 2021. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Effects of transactions between subsidiaries are eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company. Accounting policies of the subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

10

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

3. BASIS OF CONSOLIDATION (cont’d…)

The Company’s significant subsidiaries at December 31, 2021 are presented in the following table:

Subsidiary	Location	Ownership interest	Projects Owned

Nevada Vanadium Mining Corp.*	Canada	100%
Nevada Vanadium Holding Corp.*	Canada	100%	Gibellini project
Flying Nickel Mining Corp.*	Canada	0.01%
Battery Metals Royalty Corp.*	Canada	100%
Apogee Minerals Bolivia S. A.	Bolivia	98%	Pulacayo project
ASC Holdings Limited	Bolivia	100%	Paca project
Illumina Silver Mining Corp.	Canada	100%	Triunfo and Sunawayo projects
Red Hill Mongolia LLC	Mongolia	100%	Ulaan Ovoo mine
Chandgana Coal LLC	Mongolia	100%	Chandgana project

*Subsidiaries held for spin-off

**Percentage of voting power is in proportion to ownership, except for Flying Nickel Mining Corp.

Nevada Vanadium Mining Corp. (former 1324825 B.C. Ltd.) (“VanadiumCo”) was incorporated on September 17, 2021, under the laws of the province of British Columbia, Canada and wholly owned by ELEF.

Nevada Vanadium Holding Corp. (former Nevada Vanadium Mining Corp.) was incorporated on August 28, 2019, under the laws of the province of British Columbia, Canada and wholly owned by VanadiumCo.

Battery Metals Royalties Corp. (“RoyaltyCo”) was incorporated on July 9, 2021, under the laws of the province of British Columbia, Canada and wholly owned by ELEF.

Flying Nickel Mining Corp. (“NickelCo”) was incorporated on December 21, 2020, under the laws of the province of British Columbia, Canada and was wholly owned by ELEF.

4. CHANGES IN ACCOUNTING POLICIES

Future Accounting Pronouncements

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use. In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment(IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022. The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. We are currently assessing the effect of this amendment on our financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non‐Current and Deferral of Effective Date. In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non‐current based on contractual arrangements in place at the reporting date.

11

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

4. CHANGES IN ACCOUNTING POLICIES (cont’d…)

These amendments:

- specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;

- provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and

- clarify when a liability is considered settled.

On July 15, 2020, the IASB issued a deferral of the effective date for the new guidance by one year to annual reporting periods beginning on or after January 1, 2023 and is to be applied retrospectively. The Company has not yet determined the impact of these amendments on its financial statements.

5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of a company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

5.1Significant Judgments

The significant judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainties (Annual financial statements 5.2), that have the most significant effect on the amounts recognized in the Annual Financial Statements include, but are not limited to:

(a) Functional currency determination

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Management has determined the functional currency of all entities to be the Canadian dollar.

(b) Impairment (recovery) assessment of deferred exploration interests

The Company considers both external and internal sources of information in assessing whether there are any indications that mineral property interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interest. Internal sources of information the Company considers include the manner in which mineral properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

During the year ended December 31, 2021, the Company wrote-off $1,278,816 (2020 - $Nil, 2019 - $Nil) of capitalized mineral property costs. During the year ended December 31, 2019, the Company reversed $13,708,200 of impairment (Note 15).

12

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d…)

(c) Deferred Tax Assets and Liabilities

The measurement of the deferred tax provision is subject to uncertainty associated with the timing of future events and changes in legislation, tax rates and interpretations by tax authorities. The estimation of deferred taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. For deferred tax calculation purposes, Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future tax provisions or recoveries could be affected.

(d) Depreciation

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(e) Determination of Control over Non-Controlling Interest

The determination of control of subsidiaries involves significant judgment. De facto control exists in circumstances when an entity owns less than 50% voting rights in another entity but has control for reasons other than voting rights or contractual and other statutory means. These consolidated financial statements include the results of Flying Nickel as management has determined that the Company has de facto control over Flying Nickel as the Company has the practical ability to direct the relevant activities of Flying Nickel and controls the Board of Directors for all periods presented.

5.2 Estimates and Assumptions

The Company bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a) Mineral reserves

The recoverability of the carrying value of the mineral properties is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(b) Impairment

The carrying value of long-lived assets are reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is recognized in the consolidated statement of income (loss) and comprehensive income (loss). The assessment of fair values, including those of the cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets) (“CGUs”) for purposes of testing impairment, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of long-lived assets could impact the impairment analysis.

13

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d…)

(c) Allowance for doubtful accounts, and the recoverability of receivables and prepaid expense amounts.

Significant estimates are involved in the determination of recoverability of receivables and no assurance can be given that actual proceeds will not differ significantly from current estimations. Similarly, significant estimates are involved in the determination of the recoverability of services and/or goods related to the prepaid expense amounts, and actual results could differ significantly from current estimations.

Management has made significant assumptions about the recoverability of receivables and prepaid expense amounts. During the year ended December 31, 2021 the Company recovered $81,321 (2020 - $Nil, 2019 - $Nil) of receivables which had been previously written-off. During the year ended December 31, 2021 the Company wrote-off $30,415 (2020 - $470,278; 2019 - $16,304) of trade receivables and $Nil (2020 - $121,125; 2019 - $51,828) of prepaid expenses for which not future benefit is expected to be received.

(d) Provision for closure and reclamation

The Company assesses its mineral properties’ rehabilitation provision at each reporting date or when new material information becomes available. Exploration, development and mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation obligations requires management to make estimates of the future costs that the Company will incur to complete the reclamation work required to comply with existing laws and regulations at each location. Actual costs incurred may differ from those amounts estimated.

Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

(e) Share-based payments

Management uses valuation techniques in measuring the fair value of share purchase options granted. The fair value is determined using the Black Scholes option pricing model which requires management to make certain estimates, judgement, and assumptions in relation to the expected life of the share purchase options and share purchase warrants, expected volatility, expected risk-free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Annual Financial Statements.

(f) Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the Annual Financial Statements.

14

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

6. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d…)

(g) Fair value measurement

The Company measures financial instruments at fair value at each reporting date. The fair values of financial instruments measured at amortized cost are disclosed in Note 23. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, completes an asset acquisition or where an entity measures the recoverable amount of an asset or cash-generating unit at fair value less costs of disposal. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

(h) Assets/liabilities held for spin-off

Assets held for spin-off and liabilities held for spin-off have been assessed individually to determine their fair value less costs to spin-off under current market conditions. Fair value less costs to spin-off is measured with reference to the fair value of the equity received as consideration. The Company believes that the valuation assumptions reflect a reasonable estimate of the recoverable amount of each account or asset.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Restricted cash equivalents

Restricted cash equivalents consist of highly liquid investments pledged as collateral for the Company’s credit card and are readily convertible to known amounts of cash.

(b) Mineral properties

Mineral property assets consist of exploration and evaluation costs. Costs directly related to the exploration and evaluation of resource properties are capitalized to mineral properties once the legal rights to explore the resource properties are acquired or obtained. These costs include acquisition of rights to explore, license and application fees, topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling, and activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount. Mineral properties are reviewed at least annually for indicators of impairment and are tested for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

15

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(b) Mineral properties (cont’d…)

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balances of the payments received are recorded as a gain on option or disposition of mineral property.

(i) Title to mineral properties

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title, nor has the Company insured title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

(ii) Realization of mineral property assets

The investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, and the attainment of successful production from properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into profitable producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

(iii) Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. Other than as disclosed in Note 18, the Company is not aware of any existing environmental issues related to any of its current or former properties that may result in material liability to the Company. Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

(c) Equipment

Equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

16

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(c) Equipment (cont’d…)

Depreciation of equipment is recorded on a declining-balance basis at the following annual rates:

Computer equipment	45%
Furniture and equipment	20%
Mining equipment	20%
Vehicles	30%
Right-of-use asset	Straight line / term of lease

When parts of major components of equipment have different useful lives, they are accounted for as a separate item of equipment.

The cost of major overhauls of parts of equipment is recognized in the carrying amount of the item if is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

(d) Impairment of non-current assets and Cash Generating Units (“CGU”)

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU, where the recoverable amount of the CGU is the greater of the CGU’s fair value less costs to sell and its value in use to which the assets belong. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Each project or group of claims or licenses is treated as a CGU. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses, which can vary from actual. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years.

(d) Foreign currency translation

Transactions in currencies other than the functional currency are recorded at the prevailing exchange rates on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at the date of the consolidated statement of financial position. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses arising from this translation are included in the determination of net gain or loss for the year.

17

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(e) Deferred development costs

Exploration expenditures are re-classified from Exploration and evaluation assets to deferred development costs within the property and equipment category once the work completed to date supports the future development of the property and such development receives appropriate approvals.

After reclassification, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within deferred development cost. Development expenditure is net of proceeds from the sale of coal extracted during the development phase to the extent that it is considered integral to the development of the mine. Any costs incurred in testing the assets to determine if they are functioning as intended, are capitalized, net of any proceeds received from selling any product produced while testing. Where these proceeds exceed the cost of testing, any excess is recognized in the statement of profit or loss and other comprehensive income.

(f) Unit offerings

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants.

(g) Share-based payments

The Company has a share purchase option plan that is described in Note 20. The Company accounts for share-based payments using a fair value-based method with respect to all share-based payments to directors, officers, employees, and service providers. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or if such fair value is not reliably measurable, at the fair value of the equity instruments issued. The fair value is recognized as an expense or capitalized to mineral properties or property and equipment with a corresponding increase in option reserve. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of income (loss) and consolidated income (loss) over the remaining vesting period.

Upon the exercise of the share purchase option, the consideration received, and the related amount transferred from option reserve are recorded as share capital.

(h) Loss/gain per share

Basic loss/gain per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options and warrants. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options and warrants. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss/gain per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

18

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(i) Income taxes

Income tax expense comprises current and deferred tax. Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j) Provision for closure and reclamation

The Company assesses its equipment and mineral property rehabilitation provision at each reporting date. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the rehabilitation liability and asset to which it relates if the initial estimate was originally recognized as part of an asset measured in accordance with IAS 16 Property, Plant and Equipment.

The Company records the present value of estimated costs of legal and constructive obligations required to restore operations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures; rehabilitating mineral properties; dismantling operating facilities; closure of plant and waste sites; and restoration, reclamation and vegetation of affected areas. Present value is used where the effect of the time value of money is material. The related liability is adjusted each period for the unwinding of the discount rate and for changes in estimates, changes to the current market-based discount rate, and the amount or timing of the underlying cash flows needed to settle the obligation.

(k) Financial instruments

Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or fair value through other comprehensive income ("FVOCI"). The classification depends on the Company’s business model for managing the financial assets and the contractual cash flow characteristics. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL or the Company has opted to measure at FVTPL.

Measurement

Financial assets and liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the consolidated statement of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of income (loss) and comprehensive income (loss) in the period in which they arise. Where the Company has opted to designate a financial liability at FVTPL, any changes associated with the Company's credit risk will be recognized in OCI. Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

19

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(k) Financial instruments (cont’d…)

Impairment

The Company assesses on a forward-looking basis the expected credit loss (“ECL”) associated with financial assets measured at amortized cost, contract assets and debt instruments carried at FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Please refer to Note 23 for relevant fair value measurement disclosures.

(l) Disposal groups held for sale and discontinued operations

Disposal groups are classified as held for sale if their carrying amount will be recovered principally through a spin-off transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from these requirements.

An impairment loss or recovery is recognized for any initial or subsequent write-down or write-up of the disposal group to fair value less costs to sale. A gain is recognized for any subsequent increases in fair value less costs to sell of a disposal group, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the disposal group is recognized at the date of derecognition.

Non-current assets, including those that are part of a disposal group, are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized. Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

(m) Leases

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We assess whether the contract involves the use of an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if we have the right to direct the use of the asset. At inception or on assessment of a contract that contains a lease component, we allocate the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

20

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(m) Leases (cont’d…)

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, our incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if we are reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, and extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit (loss). We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit (loss) on a straight-line basis over the lease term.

(n) Flow-through shares

Canadian Income Tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is credited to other liabilities and included in profit or loss at the same time the qualifying expenditures are made.

(o) Non-controlling interest

Non-controlling interest in the Company’s less than wholly owned subsidiaries is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest’s relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to owners of the Company.

21

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

7. ARRANGEMENT AND ASSETS HELD FOR SALE

As at December 31, 2021 the Company was in the process of completing the Arrangementdated November 8, 2021 pursuant to which it shall:

i.	complete a consolidation of the outstanding share capital of ELEF whereby each 10 pre-consolidation ELEF share shall be exchanged for one post-consolidation ELEF share (completed);
ii.	transfer certain royalties presently held by ELEF in certain projects into RoyaltyCo (completed);
iii.	spin-off the Minago Project into NickelCo (completed);
iv.	and spin-off the Gibellini Project into VanadiumCo (completed) (collectively, the “SpinCos” or “SpinCo”)..

ELEF will transfer assets, as described above, to each spin-out subsidiary in consideration for the following:

•	NickelCo will purchase the Minago Project assets from ELEF in exchange for the issuance of 50,000,000 NickelCo shares and the assumption of certain liabilities related to the underlying assets;
•	RoyaltyCo will purchase the royalties from ELEF in exchange for the issuance of 1,785,430 RoyaltyCo shares;
•	VanadiumCo will purchase the Gibellini Project assets from ELEF in exchange for the issuance of 50,000,000 VanadiumCo shares and the assumption of certain liabilities related to the underlying assets;
•	and RoyaltyCo will purchase certain of the outstanding shares of both VanadiumCo and NickelCo in exchange for the issuance of RoyaltyCo shares.

Upon the Arrangement completion:

i.	the authorized share capital of ELEF shall be reorganized and its articles amended by the creation of an unlimited number of Class A Shares;
ii.	and each ELEF shareholder will exchange each post-Consolidation ELEF share to receive: one share of each of NickelCo and VanadiumCo; two shares of RoyaltyCo; and one Class A share of ELEF

Holders of outstanding ELEF warrants and options after the Record Date will be entitled to receive, upon exercise of each such warrant and option at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of NickelCo and VanadiumCo.; two shares of the RoyaltyCo (collectively, the “Reserved Shares”); and one Class A share of ELEF.

On December 22, 2021, the Company received shareholder approval of the Arrangement. On January 12, 2022, the Company received BC Supreme Court approval of the Arrangement. On January 14, 2022, the Company received regulatory approval and completed the Arrangement.

The Company is entered into Services Agreements with each SpinCo pursuant to which the Company will provide office space, furnishings and equipment, communications facilities, and personnel necessary for the SpinCos to fulfill their basic day-to-day head office and executive responsibilities in a pro-rata cost-recovery basis.

As at December 31, 2021, management determined the assets and liabilities of the SpinCos met the definitions of assets held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. Consequently, assets and liabilities of the SpinCos were classified as a disposal group. In accordance with IFRS 5, on the reclassification of disposal group as assets held for sale or spin-off and discontinued operations, the Company remeasured the net assets of the SpinCos at the lower of cost and fair value less costs of disposal.

The net assets to be transferred to NickelCo were valued at $17,192,325 which was based on their carrying value at year-end. The net assets to be transferred to VanadiumCo were valued at $16,043,745 which was based on their carrying value at year-end. There was $Nil value ascribed to the royalties to be transferred to RoyaltyCo as they were internally generated assets with a $Nil carrying value.

During the year-ended December 31, 2021, the Company incurred $426,394 in transaction costs related to the Arrangement which were equally applied to each spin-out subsidiary.

22

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

7. ARRANGEMENT AND ASSETS HELD FOR SALE (cont’d…)

As at December 31, 2021, the following is a summary of the assets and liabilities held for sale:

	December 31, 2021
	NickelCo	VanadiumCo	Total
Current assets
Cash	$7,514,181	$411	$7,514,592
Prepaid expenses	-	2,172	2,172
Equipment	-	65,490	65,490
Mineral properties	16,452,656	16,017,567	32,470,223
	23,966,837	16,085,640	40,052,477

Current liabilities
Accounts payable and accrued liabilities	$284,383	$41,895	$326,278
Flying Nickel FT share liability	139,471	-	139,471
Flying Nickel subscription receipts, net	6,350,658	-	6,350,658
	6,774,512	41,895	6,816,407
Net assets	$17,192,325	$16,043,745	$33,236,070

8. SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of the Company’s non-current assets is as follows:

Geographical segments

	December 31, 2021
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	5,111	-	7,391	28,533	41,035
Mineral properties	-	-	-	21,134,876	21,134,876
	$5,111	$-	$28,446	$21,163,409	$21,196,966

	December 31, 2020
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	9,729	80,401	2,790	60,880	153,800
Mineral properties	-	13,290,081	-	18,516,513	31,806,594
	$9,729	$13,370,482	$23,845	$18,577,393	$31,981,449

	December 31, 2020
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	12,005	89,826	35,721	21,932	159,484
Mineral properties	-	8,600,658	-	15,182,226	23,782,884
	$12,005	$8,690,484	$56,776	$15,204,158	$23,963,423

23

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

9. CASH AND RESTRICTED CASH EQUIVALENTS

Cash and restricted cash equivalents of the Company are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	December 31, 2021	December 31, 2020	December 31, 2019
Cash	$579,508	$7,608,149	$3,017,704
Restricted cash equivalents	34,500	34,500	34,500
	614,008	7,642,649	3,052,204

Restricted Cash Equivalents

As at December 31, 2021, a guaranteed investment certificate of $34,500 (2020 - $34,500, 2019 – $34,500) has been pledged as collateral for the Company’s credit card.

10. RECEIVABLES

Trade receivables are non-interest-bearing and are generally on terms of 30 to 90 days.

	December 31,
	2021	2020	2019
Input tax recoverable	$79,036	$73,804	$20,741
Trade receivable	-	1,961	195,433
Subscriptions receivable	-	-	30,497
	$79,036	$75,765	$246,671

During the year ended December 31, 2021, the Company recovered $50,906 (2020 - $Nil, 2019 - $Nil) of receivables which were impaired in the prior year. The Company wrote-off $Nil (2020 - $470,278, 2019 - $16,304) of receivables which are no longer expected to be recovered.

11. PREPAID EXPENSES

During the year ended December 31, 2021, the Company wrote-off $Nil (2020 - $121,125, 2019 - $51,828) of prepaid expenses for which no future benefit is expected to be received.

	December 31,
	2021	2020	2019
General	$15,467	$26,759	$44,613
Insurance	71,774	69,096	59,815
Environmental and taxes	6,850	6,850	6,850
Rent	9,840	12,012	24,489
	$103,931	$114,717	$135,767

12. MARKETABLE SECURITIES

Marketable securities consist of investments in common shares of public companies. The fair value of the listed marketable securities has been determined directly by reference to published price quotation in an active market.

On February 8, 2021, pursuant to an Asset Purchase Agreement with Victory Nickel Inc. (“Victory Nickel”) dated January 21, 2021, the Company subscribed to 40,000,000 common shares of Victory Nickel (“VN share”) at a price per VN share of $0.025 for cash consideration of $1,000,000 which resulted in the Company owning approximately 29% of Victory Nickel post-investment on a non-diluted basis.

The Company has determined it does not have significant influence over Victory Nickel and therefore accounts for the investment at Fair Value Through Profit or Loss.

24

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

12. MARKETABLE SECURITIES (cont’d…)

During the year ended December 31, 2021, the Company disposed of 40,000,000 common shares of Victory Nickel for total proceeds of $779,179. As at December 31, 2021, the Company holds Nil Victory Nickel shares.

The following table summarizes information regarding the Company’s marketable securities:

	December 31,
Marketable securities	2021	2020	2019
Balance, beginning of year	$-	$-	$-
Additions	1,000,000	-	-
Share sale	(779,179)	-	-
Loss on share sale	(220,821)	-	-
Balance, end of year	$-	$-	$-

13. RIGHT-OF-USE ASSET

During the first-time application of IFRS 16 to the Company’s office lease, the recognition of a right of use asset was required and the leased asset was measured at the amount of the lease liability using the Company’s current incremental borrowing rate of 10%. The lease contains no extension or termination options. The following table presents the right-of-use-asset as at December 31, 2019, December 31, 2020 and December 31. 2020:

Balance at December 31, 2019	$50,023
Depreciation	(31,593)
Balance at December 31, 2020	$18,430
Depreciation	(18,430)
Balance at December 31, 2021	$-

14. EQUIPMENT

On October 10, 2018, the Company signed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at the Company’s Ulaan Ovoo coal mine and will pay the Company US$2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee paid the Company US$100,000 in cash (recorded as other income on the consolidated statement of income (loss) and comprehensive income (loss)) as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew.

The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of US$100,000 which was due and paid upon signing, and US$150,000 and US$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the US$2.00 per tonne Production Royalty payments to be made to the Company as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease will be extended upon mutual agreement and negotiations are in process as at the audit report date.

As at December 31, 2020, the first and second anniversary payments due had not been collected and the Company recorded a full provision in the amount of $470,278 (US$350,000) due to uncertainty of their collection. As at December 31, 2021, the Company had collected an additional $81,321 (US $64,504) and recorded a recovery of accounts receivable (Note 10).

The impaired value of $Nil for deferred development costs at Ulaan Ovoo property at December 31, 2021 (2020, 2019 - $Nil) remains unchanged.

25

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

The following table summarized information regarding the Company’s equipment as at December 31, 2021, 2020, and 2019:

14.  EQUIPMENT

	Computer	Furniture &		Mining
	Equipment	Equipment	Vehicles	Equipment	Total
Cost
Balance, December 31, 2018	$103,254	$278,845	$172,692	$24,476	$579,267
Additions/(Disposals)	-	-	46,914	-	46,914
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Accumulated depreciation
Balance, December 31, 2018	$98,011	$233,424	$143,179	$3,491	$478,105
Disposals	-	-	(39,178)	-	(39,178)
Depreciation for year	792	12,445	10,641	3,892	27,770
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Carrying amount at December 31, 2019	$4,451	$32,976	$104,964	$17,093	$159,484
Cost
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Additions	-	-	111,592	-	111,592
Disposals	(1,326)	-	(76,803)	-	(78,129)
Balance, December 31, 2020	$101,928	$278,845	$254,395	$24,476	$659,644
Accumulated depreciation
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Disposals	-	-	(12,431)	-	(12,431)
Depreciation for year	2,003	6,243	40,161	3,171	51,578
Balance, December 31, 2020	$100,806	$252,112	$142,372	$10,554	$505,844
Carrying amount at December 31, 2020	$1,122	$26,733	$112,023	$13,922	$153,800
Cost
Balance, December 31, 2020	$101,928	$278,845	$254,395	$24,476	$659,644
Balance, December 31, 2021	$101,928	$278,845	$254,395	$24,476	$659,644
Accumulated depreciation
Balance, December 31, 2020	$100,806	$252,112	$142,372	$10,554	$505,844
Depreciation for year	1,122	13,716	29,854	2,583	47,275
Balance, December 31, 2021	$101,928	$265,828	$172,226	$13,137	$553,119
Carrying amount at December 31, 2021	$-	$13,017	$82,169	$11,339	$106,525
Cost transfer to held for sale	$-	$(2,012)	$(70,539)	$(24,476)	$(97,027)
Depreciation transfer to held for sale	-	1,078	17,322	13,137	31,537
Carrying amount ransfer to held for sale, Note 7	$-	$(934)	$(53,217)	$(11,339)	$(65,490)
Carrying amount at December 31, 2021	$-	$12,083	$28,952	$-	$41,035

26

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15. MINERAL PROPERTIES

	Pulacayo	Gibellini*	Sunawayo	Triunfo	Minago*	Total
Balance, December 31, 2018	$-	$3,643,720	$-	$-	$-	$3,643,720
Additions:
Acquisition cost	$-	$-	$-	$-	$-	$-
Deferred exploration costs:
Licenses, tax, and permits	6,239	286,158	-	-	-	292,397
Geological and consulting	964,716	3,200,773	-	-	-	4,165,489
Personnel, camp and general	503,071	1,470,007	-	-	-	1,973,078
	1,474,026	4,956,938	-	-	-	6,430,965
Impairment Recovery	13,708,200	-	-	-	-	13,708,200
Balance, December 31, 2019	$15,182,226	$8,600,658	$-	$-	$-	$23,782,885
Additions:
Acquisition cost	$-	$2,253,566	$396,936	$135,676	$-	$2,786,178
Deferred exploration costs:
Licenses, tax, and permits	5,733	348,165	-	-	-	353,898
Geological and consulting	1,767,089	897,085	116,152	327,989	-	3,108,315
Personnel, camp and general	584,712	1,190,607	-	-	-	1,775,320
	2,357,534	2,435,857	116,152	327,989	-	5,237,531
Balance, December 31, 2020	$17,539,760	$13,290,081	$513,088	$463,665	$-	$31,806,594
Additions:
Acquisition cost	$-	$-	$-	$-	$16,011,151	$16,011,151
Deferred exploration costs:
Licenses, tax, and permits	5,200	390,098	-	-	54,276	449,574
Geological and consulting	2,532,970	1,547,810	765,728	209,260	334,648	5,390,416
Personnel, camp and general	384,021	789,578	-	-	52,580	1,226,179
	2,922,191	2,727,486	765,728	209,260	441,504	7,066,169
Balance, December 31, 2021	20,461,952	16,017,567	1,278,816	672,925	16,452,655	54,883,914
Impairment	-	-	(1,278,816)	-	-	(1,278,816)
Transfer to held for sale, Note 7	-	(16,017,567)	-	-	(16,452,655)	(32,470,222)
Balance, December 31, 2021	$20,461,951	$-	$-	$672,925	$-	$21,134,876

   *Mineral properties held for sale.

27

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15.  MINERAL PROPERTIES (cont’d...)

Pulacayo Project, Bolivia

The Company holds an interest in the Pulacayo Paca silver-lead-zinc project in Bolivia (the "Pulacayo Project").

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita deposit, from a mining production contract (the "Pulacayo MPC") between the Company and the Corporación Minera de Bolivia ("COMIBOL"), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. In connection with the Apuradita deposit, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the Government of Bolivia, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

Pursuant to the Pulacayo MPC, ASC Bolivia LDC Sucursal Bolivia (“ASC”), a subsidiary of the Company, has committed to pay monthly rent of US$1,000 to COMIBOL and US$1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Paca property may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

•	the Company signed a mining production contract granting the Company the 100% exclusive right to develop and mine at the Pulacayo Paca property;
•	the Company renewed its exploration focus to develop the Pulacayo Paca property in the current year;
•	the Company re-initiated active exploration and drilling program on the property;
•	the Company completed a positive final settlement of Bolivian tax dispute.

As the Company identified indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Paca property. In order to estimate the fair-value of the property the Company engaged a third-party valuation consultant and also utilized level 3 inputs on the fair value hierarchy to estimate the recoverable amount based on the property’s fair value less costs of disposal determined with reference to dollars per unit of metal in-situ. With reference to metal in-situ, the Company applied US$0.79 per ounce of silver resource to its 36.8 million ounces of silver resources and US$0.0136 per pound of zinc or lead in resource to its 303 million pounds of zinc and lead.

The Company also considered data derived from properties similar to the Pulacayo Paca Property. The data consisted of property transactions and market valuations of companies holding comparable properties, adjusted to reflect the possible impact of factors such as location, political jurisdiction, commodity, geology, mineralization, stage of exploration, resources, infrastructure and property size.

As the recoverable amount estimated with respect to the above was $31.4 million an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019.

28

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15. MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States

The Gibellini Project consists of a total of 587 unpatented lode mining claims that includes: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, the Bisoni group of 201 claims and the Company group of 241 claims. All the claims are located in Eureka County, Nevada, USA.

Gibellini Group

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the “GibelliniLessor”). Under the Gibellini mineral lease agreement (the “Gibellini MLA”), the Company leased this core group of claims, which originally constituted the entire Gibellini Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed US$120,000 per year, to the average vanadium pentoxide price of the prior year (each an "Advance Royalty Payment"). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the Company will instead maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the “Gibellini NSR Payments”) until a total of US$3 million is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company’s option.

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor) (the "Transferred Claims") to the Company in exchange for US$1,000,000, which will be deemed an Advance Royalty Payment (the “Transfer Payment”). A credit of US$99,027 in favour of the Company towards the Transfer Payment was paid upon the execution of the amendment, with a remaining balance of US$900,973 on the Transfer Payment due and payable by the Company to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to the Company. The Advance Royalty Payment obligation and Production Royalty Payments will not be affected, reduced or relieved by the transfer of title.

On June 22, 2021, the Company paid US$50,000 (2020 – US$50,000, 2019 – US$120,000) of the Advance Royalty Payment to the Gibellini Lessor.

During the year ended December 31, 2020, the Company expanded the land position at the Gibellini Project, by staking a total of 46 new claims immediately adjacent to the Gibellini Project.

The Bisoni Group

On September 18, 2020, the Company completed the acquisition of the Bisoni vanadium property situated immediately southwest of the Gibellini Project pursuant to anasset purchase agreement (the “Bisoni APA”) dated August 18, 2020, with Cellcube Energy Storage Systems Inc. (“Cellcube”). The Bisoni property comprised of 201 lode mining claims. As consideration for the acquisition of the Bisoni property under the Bisoni APA, the Company issued 4 million Common Shares (the “Bisoni APA Shares”) and paid $200,000 cash to Cellcube. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000 calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

29

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15. MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States (cont’d…)

VC Exploration Group

The Company entered into a lease agreement to acquire 10 unpatented lode claims totaling approximately 207 gross acres (the “Former Louie Hill Claims”) from their holders (the “Former Louie Hill Lessors”) on July 10, 2017 (the “Louie Hill MLA”). The Former Louie Hill Claims were located approximately 1600 feet south of the Gibellini group of claims. The Former Louie Hill Claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 newclaims totaling approximately 340 gross acres, which now collectively comprise the expanded Louie Hill group of claims (the “Current Louie Hill Claims”).

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors that replaced, on substantially similar terms, the Louie Hill MLA. The Royalty Agreement provides for the Company to pay the following royalties to the Former Louie Hill Lessors as an advance royalty: (i) US$75,000 upon the Company achieving Commercial Production (as defined in the Royalty Agreement) at the Gibellini Project; (ii) US$50,000 upon the Company selling, conveying, transferring or assigning all or any portion of certain claims defined in the Royalty Agreement to any third party and (iii) annually upon the anniversary date of July 10, 2018, and the anniversary date of each year thereafter during the term of the Royalty Agreement: (a) if the average vanadium pentoxide price per pound as quoted on www.metalbulletin.com(the “Metal Bulletin”) or another reliable and reputable industry source as agreed by the parties, remains below US$7.00/lb during the preceding 12 months, US$12,500; or (b) if the average vanadium pentoxide price per pound as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the parties, remains equal to or above US$7.00/lb during the preceding 12 months, US$2,000 x average vanadium pentoxide price per pound up to a maximum annual advance royalty payment of US$28,000.

Further, the Company will pay to the Former Louie Hill Lessors a 2.5% net smelter return royalty (the “Louie Hill NSR”) payable on vanadium pentoxide produced from the area of the Former Louie Hill Claims contained within the Current Louie Hill Claims. The Company may purchase three-fifths of the Louie Hill NSR at any time for US$1,000,000, leaving the total Louie Hill NSR payable by the Company at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of Commercial Production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

On July 7, 2021, the Company paid US$12,500 (2020 – US$12,500, 2019 - $28,000) comprising the Louie Hill Advance Royalty Payment to the Former Louie Hill Lessors.

The Company Group

During 2017 and 2018, the Company expanded the land position at the Gibellini Project, by staking a total of 209 new claims immediately adjacent to the Gibellini Project covering 4091 acres.

During the year ended December 31, 2021, the Company entered into the Arrangement agreement with Nevada Vanadium Mining Corp. and transferred the property to held for sale (Note 7).

30

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15. MINERAL PROPERTIES (cont’d...)

Sunawayo Project, Bolivia

On September 7, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the “Sunawayo SPA”) with a private party (the “Sunawayo Vendor”) to acquire the Sunawayo silver-lead mining project (the “Sunawayo Project”). Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021

During the year ended December 31, 2021, the Company suspended the Sunawayo property installment payments pending verification of the status of Sunawayo title and environmental permit (held by the Sunawayo Vendor) with authorities. The Company has notified the Sunawayo Vendor of their breach of certain disclosure representations in the Sunawayo SPA. To date, the Company has made one payment totaling US$300,000 and has no further contractual obligations unless it wishes to pursue the SPA further to acquire Sunawayo. As such, the Company has determined there is an indicator of potential impairment of the carrying value of the Sunawayo property as the option agreement is no longer in good standing. As a result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2021, the Company assessed the recoverable amount of the Sunawayo property exploration costs and determined that its value in use is $nil. As at December 31, 2021, the recoverable amount of $nil resulted in an impairment charge of $1,278,817 against the value of the deferred exploration costs, which was reflected on the consolidated statement of income (loss) and comprehensive income (loss).

Triunfo Project, Bolivia

On July 13, 2020, the Company announced that it had entered into an agreement (the “Triunfo Agreement”) with a private party (the “Triunfo Vendor”) for the right to conduct mining exploration activities (the “Exploration Right”) within the El Triunfo gold-silver-lead-zinc project in La Paz District, Bolivia (the “Triunfo Project”) and the right, at the Company’s election, to purchase the Triunfo Project for US$1,000,000 (the “Purchase Right”) and together with the Exploration Right, the “Triunfo Rights”). The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project until July 13, 2025 or such further period as the parties may agree. To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement. Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 of each year to maintain the Triunfo Rights. The Company may elect to terminate the Triunfo Agreement at any time. If the Company exercises the Purchase Right, the Triunfo Vendor will maintain up to a 5% interest of the profits, net of taxes and royalties, derived from the sale of concentrate produced from the Triunfo Project (the “Residual Interest”).

On June 15, 2021, the Company paid US$50,000 to maintain their Purchase Right to the Triunfo Vendor.

If the Company exercises the Purchase Right, the Company may reduce some or all of the Residual Interest at any time by making a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:

•	the Residual Interest may be extinguished for US$300,000;
•	the Residual Interest may be reduced by 4% for US$250,000;
•	the Residual Interest may be reduced by 3% for US$200,000;
•	the Residual Interest may be reduced by 2% for US$150,000; or
•	the Residual Interest may be reduced by 1% for US$100,000.

31

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

15. MINERAL PROPERTIES (cont’d...)

Minago Project, Canada

On February 10, 2021, the Company acquiredthe Minago Nickel Project located in Manitoba, Canada (the “Minago Project”) (the “Minago Acquisition) by way of an Asset Purchase Agreement (the “APA”) with Victory Nickel Inc. (“Victory Nickel”).

Immediately prior to acquiring the Minago Project, the Company acquired a Secured Debt Facility (the “SDF”) owed by Victory Nickel to an arms-length third party for $8,505,749 (US$6,675,000) in cash and 300,000 of the Company’s common share purchase warrants (the “Warrants”) valued at $886,545 from an arms-length party pursuant to a Debt Purchase and Assignment Agreement (the “DPAA”) executed on January 15, 2021. The Warrants were each exercisable until February 8, 2023 at an exercise price of $4.76 (Note 20). The SDF has been restructured to bear zero percent interest and to expire on February 8, 2026, and will automatically be extended in 5-year increments. The Company will credit the remaining balance under the SDF to Victory Nickel’s benefit, upon completion of an independent economic study proving positive net present value in respect of the Minago Project during the term of the SDF. The SDF of US $6,675,000 has not been recognized as a receivable as this has been treated as a contingent asset as the timing of the receipt of these funds is not virtually certain. The Company will only recognize the asset when receipt is virtually certain. The Company agreed to reimburse up to $200,000 of financial advisory services rendered by Red Cloud Securities Inc. (“Red Cloud”).

Under the terms of the APA, the Company acquired the Minago Project for aggregate consideration of $16,011,151 (US$11,675,000), which consisted of a $8,505,749 (US$6,675,000) (“Property Payment”) credit against the SDF owed by Victory Nickel to the Company at closing, $886,545 of warrants issued with respect to the SDF, $6,231,673 (US$5,000,000) in the Company common shares (“Consideration Shares”) to be issued over a one-year period (issued), $200,000 in cash paid to Red Cloud and $187,200 in cash transaction costs.

Additionally, the Company agreed to issue to Victory Nickel $2,000,000 in Common Shares, upon the price of nickel exceeding US$10 per pound for 30 consecutive business days, at any time before December 31, 2023 – see events after the reporting date (Note 29). The Company granted Victory Nickel the right of first refusal exercisable until December 31, 2023, with respect to the exploration of the sandstone (non-nickel bearing sulphides) resources for frac sand extraction at the Minago Project.

During the year ended December 31, 2021, the Company entered into the Arrangement agreement with Flying Nickel Mining Corp. and transferred the property to held for sale (Note 7).

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	December 31,
	2021	2020	2019
Trade accounts payable	$2,502,139	$1,717,977	$2,420,392
Accrued liabilities	-	41,186	-
	$2,502,139	$1,759,163	$2,420,392

32

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

17. LEASE LIABILITY

The lease liability during the year ended December 31, 2021. As at December 31, 2021, the Company recorded $Nil of lease liability. The incremental borrowing rate for lease liability initially recognized as of January 1, 2019 was 10%.

Balance at December 31, 2019	$52,818

Cash flows:
Lease payments for year	(37,162)
Non-cash changes:
Accretion expenses for year	4,877
Balance at December 31, 2020	20,533
Cash flows:
Lease payments for year	(22,939)
Non-cash changes:
Accretion expenses for year	2406
Balance at December 31, 2021	-

There were no significant payments made for short-term or low value leases in the year ended December 31, 2021 (2020 - $Nil, 2019 - $nil).

18. PROVISION FOR CLOSURE AND RECLAMATION

The Company’s closure and reclamation costs consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Ulaan Ovoo site upon completion of mining activity. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third-party specialist.

It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a risk-free interest rate of 1.68% (2020 – 1.14%, 2019 – 1.72%) and a risk premium of 8.55% (2020 – 8.66%, 2019 – 7%) in preparing the Company’s provision for closure and reclamation. Although the ultimate amount of reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $14,294,000 (2020 - $4,951,000, 2019 - $444,000) over the next 20 years. The cash expenditures are expected to occur over a period of time extending several years after the projected mine closure of the mineral properties.

	December 31, 2021	December 31 2020	December 31, 2019
Balance, beginning of year	$695,257	$266,790	$265,239
Change in estimate	1,274,339	405,196	-
Accretion	68,135	23,271	1,551
Balance, end of year	$2,037,731	$695,257	$266,790

33

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

19. TAX PROVISION

The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities, and those adjustments may be material to the Company’s financial position and results of operations.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2021	2020	2019
Income (loss) for the year	$(6,829,714)	$(4,626,887)	17,513,854
Expected income tax (recovery)	$(1,844,000)	$(1,249,000)	4,729,000
Change in statutory, foreign tax, foreign exchange rates and other	39,000	117,000	(529,000)
Permanent differences	134,000	269,000	(4,861,000)
Impact of flow through shares	22,000	-	-
Share issue cost	(43,000)	(250,000)	(103,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	(27,000)	404,000	1,205,000
Change in unrecognized deductible temporary differences	1,719,000	709,000	(441,000)
Total income tax expense (recovery)	$-	$-	$-

In September 2017, the British Columbia (BC) Government proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been remeasured to reflect the increase in the Company's combined Federal and Provincial (BC) general corporate income tax rate from 26% to 27%.

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2021	Expiry Date Rang	2020	Expiry Date Rang	2019	Expiry Date Range
Temporary Differences
Exploration and evaluation assets	$211,000	No expiry date	$6,284,000	No expiry date	$6,135,000	No expiry date
Investment tax credit	23,000	2029	23,000	2029	23,000	2029
Property and equipment	517,000	No expiry date	1,547,000	No expiry date	1,242,000	No expiry date
Share issue costs	946,000	2042 to 2045	1,212,000	2041 to 2044	747,000	2040 to 2043
Assets held for sale	5,060,000	No expiry date	-		-
Asset retirement obligation	2,038,000	No expiry date	695,000	No expiry date	267,000	No expiry date
Allowable capital losses	4,260,000	No expiry date	4,150,000	No expiry date	5,864,000	No expiry date
Non-capital losses available for future periods	38,269,000	2023 onwards	30,569,000	2023 to 2040	27,024,000	2023 to 2039
Bolivia	717,000	2024	-		-
Canada	36,349,000	2029 to 2041	30,015,000	2029 to 2040	26,980,000	2029 to 2039
Mongolia	1,178,000	2023 to 2029	554,000	2023 to 2028	44,000	2023 to 2027
US	25,000	No expiry date

34

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20. SHARE CAPITAL

(a) Authorized

The authorized share capital of the Company consists of an unlimited number of Common Shares. At December 31, 2021, the Company had 24,124,955 (2020 – 18,051,883, 2019 – 12,129,951) Common Shares issued and outstanding.

Subsequent to December 31, 2021, on January 14, 2022, the Company’s share capital was consolidated on the basis of one (1) new share for each ten (10) old shares. All common share, warrant, option and per share amounts have been retroactively adjusted.

(b) Equity issuances

During the year ended December 31, 2021

On February 5, 2021, the Company closed its non-brokered private placement (the “February 2021 Placement”) through the issuance of 1,000,000 Common Shares at a price of $3.75 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder’s fees.

On February 10, 2021, under the terms of the APA the Company acquired the Minago Project for aggregate consideration of US$11,675,000, which consisted of a US$6,675,000 (“Property Payment”) credit against certain secured debt owed by Victory Nickel to the Company at closing (Note 15) and US$5,000,000 in the Company’s common shares (“Consideration Shares”) to be issued over a one-year period. In satisfaction of the Consideration Shares to be issued, an initial tranche of 536,363 Consideration Shares at a value of $2,413,634 was issued on February9, 2021. A further 1,008,150 Shares and 460,718 Shares tranches were issued on August 31st, 2021 and December 30, 2021 respectively with a total value of $3,818,003 to Victory Nickel.

On November 15, 2021, the Company closed its non-brokered private placement (the “November 2021 Placement”) offering of 1,700,000 Shares at a price per Common Share of $ 2.20 for aggregate gross proceeds of $3,740,000. In connection with the November 2021 Placement, the Company paid $84,492 in cash and issued 35,405 Common Share purchase warrants (“Finder’s Warrants”) to certain finders as finder’s fees. Each Finder’s Warrant is exercisable to acquire one Share at a price of $2.60 until September 22, 2022 (21,305 Finder’s Warrants) and October 21, 2022 (14,100 Finder’s Warrants).

The fair value of $42,651 of the Finder’s Warrants determined using the Black Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 2%; (2) expected life of one year; (3) expected volatility of 107%; and (4) dividend yield of nil. The Company has recorded the fair value of the finder’s units as share issuance costs.

During the year ended December 31, 2021, 1,268,341 Common Share purchase warrants were exercised for total proceeds of $2,601,997 and settlement of outstanding payables for services of $660,000 (Note 25).

During the year ended December 31, 2021, 99,500 stock options were exercised for total proceeds of $206,824.

During the year ended December 31, 2020

On May 1, 2020, and on May 20, 2020, the Company closed two tranches of a non-brokered private placement (the "May 2020 Private Placement") for aggregate gross proceeds of $1,930,500 and share compensation for services of $45,500 through the issuance of 1,520,000 units of the Company (each, a "Unit") at a price of $1.30 per Unit. Each Unit is comprised of one Common Share and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $1.60 for a period of three years from the date of issuance. The Company paid $3,250 in cash and issued 15,690 Units as finder’s fees in connection with the May 2020 Private Placement. The Units issued as a finder's fee have been valued at $24,000 based on the offering price of the Units under the May 2020 Private Placement. The Company has recorded the fair value of the finder’s units as share issuance costs.

35

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20. SHARE CAPITAL (cont’d…)

(b) Equity issuances (cont’d…)

The Company issued 160,100 Common Shares with a value of $640,400 as a bonus payment to certain directors, officers, employees, and consultants of the Company.

On September 18, 2020, the Company issued 400,000 Common Shares at a value of $5 per Common Share in relation with purchase of Bisoni Project in Nevada, USA.

On November 24, 2020, the Company closed its bought deal short form prospectus offering pursuant to which the Company has issued 2,300,000 Common Shares at a price of $4 per Common Share for aggregate gross proceeds of $9,200,000 (the “Offering”). Pursuant to the terms and conditions of the Underwriting Agreement, the Company paid a cash commission to the Underwriters of $534,000, additional fees of $391,544 and issued 133,500 Share purchase warrants as a finder’s fee in relation with the Offering. The fair value of $226,917 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 0.2%; (2) expected life of one year; (3) expected volatility of 107%, and (4) dividend yield of nil. The Company has recorded the fair value of the finder’s units as share issuance costs.

During the year ended December 31, 2020, the Company issued 123,375 Common Shares on the exercise of stock options for total proceeds of $299,812.

During the year ended December 31, 2020, the Company issued 1,402,767 Common Shares on the exercise of warrants for aggregate gross proceeds of $3,072,194 and share compensation for services of $35,000.

During the year ended December 31, 2019

On September 6, 2019, the Company closed its non-brokered private placement for $2,600,000 through the issuance of 1,300,000 Common Shares at a price of $2 per Common Share. The Company paid $15,209 and issued 52,500 Common Shares as a finder’s fee valued at $105,000. $175,000 of the private placement was for prepaid consulting fees for the Company’s executive chairman, of which $35,000 is included in prepaid expenses as at December 31, 2019 and $41,503 for services. Included in accounts receivable as at December 31, 2019 is $30,497 of subscriptions receivable.

On October 18, 2019, the Company closed its non-brokered private placement for gross proceeds of $3,900,000 through the issuance of 975,000 Common Shares at a price of $4 per Common Share. Also, the Company issued 65,450 Common Shares as a finder’s fee valued at $261,800.

On October 9, 2019, the Company issued 10,495 Common Shares with a value of $43,030, to its directors to settle director fees debts owing to them.

The Company issued 62,250 and 65,143 Common Shares on the exercise of stock options and warrants respectively for total proceeds of $424,822.

The Company issued 50,000 sign-on bonus Common Shares with a fair value of $2.30 per Common Share to an officer valued at $115,000.

On September 26, 2019, the Company issued 17,500 Common Shares valued at $59,500 for consulting services.

(c) Share-based compensation plan

The Company has a 10% rolling equity-based compensation plan in place, as approved by the Company’s shareholders on September 10, 2021 (the “2021 Plan”). Under the 2021 Plan the Company may grant stock options, bonus shares or stock appreciation rights. All stock options and other share-based awards granted by the Company, or to be granted by the Company, since the implementation of the 2021 Plan will be issued under, and governed by, the terms and conditions of the 2021 Plan. The stock option vesting terms are determined by the Board of Directors on the date of grant with a maximum term of 10 years.

36

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20. SHARE CAPITAL (cont’d…)

(c) Share-based compensation plan (cont’d…)

During the year ended December 31, 2021, the Company granted 680,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $2.60 to $3.70 per Common Share and expiry dates ranging from May 24, 2026 to September 22, 2026 and vest at 12.5% per quarter for the first two years following the date of grant.

During the year ended December 31, 2020, the Company granted 382,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $2.20 to $5.00 per Common Share and expiry dates ranging from January 6, 2025 to August 17, 2025 and vest at 12.5% per quarter for the first two years following the date of grant.

During the year ended December 31, 2019, the Company granted 396,500 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $2.20 to $4.40 per Common Share and expiry dates ranging from April 1, 2024 to November 15, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

The following is a summary of the changes in the Company’s stock options from December 31, 2019 to December 31, 2021:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2018	959,100	$3.40
Granted	396,500	$3.10
Expired	(31,500)	$6.50
Cancelled	(224,700)	$3.20
Forfeited	(79,400)	$5.40
Exercised	(62,250)	$2.80
Outstanding, December 31, 2019	957,750	$3.10
Granted	382,000	$2.80
Expired	(9,000)	$5.00
Cancelled	(180,125)	$3.00
Exercised	(123,375)	$2.40
Outstanding, December 31, 2020	1,027,250	$3.10
Granted	680,000	$2.60
Expired	(5,000)	$2.00
Cancelled	(25,000)	$2.60
Exercised	(99,500)	$2.10
Outstanding, December 31, 2021	1,577,750	$3.00

As of December 31, 2021, the following the Company stock options were outstanding:

37

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20. SHARE CAPITAL (cont’d…)

(c) Share-based compensation plan (cont’d…)

Exercise	Expiry	Options Outstanding	Exercisable	Unvested
Price	Date	December 31, 2021
$2.60	September 22, 2026	650,000	81,250	568,750
$3.70	May 24, 2026	30,000	7,500	22,500
$5.00	August 17, 2025	72,000	45,000	27,000
$2.20	May 4, 2025	203,125	152,344	50,781
$4.40	November 1, 2024	110,000	110,000	-
$2.00	July 29, 2024	144,875	144,875	-
$3.30	October 17, 2023	61,000	61,000	-
$2.80	April 6, 2023	59,750	59,750	-
$3.10	February 20, 2023	20,000	20,000	-
$3.50	September 1, 2022	86,000	86,000	-
$3.30	June 12, 2022	79,000	79,000	-
$4.90	January 12, 2022	62,000	62,000	-
		1,577,750	908,719	669,031

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting periods. During the years ended December 31, 2021, 2020 and 2019, the share-based payment expenses were calculated using the following weighted average assumptions:

	Year ended December 31
	2021	2020	2019
Risk-free interest rate	1.46%	1.46%	1.54%
Expected life of options in years	4.54	4.06	4.5
Expected volatility	105.91%	132.74%	132.75%
Expected dividend yield	Nil	Nil	Nil
Expected forfeiture rate	12%	12%	12%
Weighted average fair value of options granted during the period	$2.01	$3.00	$3.10

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares. The expected forfeiture rate is based on the historical forfeitures of options issued.

Share-based payments charged to operations and assets were allocated between deferred mineral properties, and general and administrative expenses. Share-based payments are allocated between being either capitalized to deferred exploration costs where related to mineral properties or expensed as general and administrative expenses where otherwise related to the general operations of the Company.

For the year ended December 31, 2021, 2020, and 2019, share-based payments were recorded as follows:

38

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20. SHARE CAPITAL (cont’d…)

(c) Share-based compensation plan (cont’d…)

	2021	2020	2019
Consolidated Statement of Operations
Share based payments	583,801	770,617	707,802
	$583,801	$770,617	$707,802
Consolidated Statement of Financial Position
Gibellini exploration	89,452	124,855	79,888
Pulacayo exploration	70,059	86,772	39,139
	159,511	211,627	119,027
Total share-based payments	$743,312	$982,244	$826,829

On July 29, 2019, further to the voluntary forfeiture of share options held by certain directors, officers, and employees with expiry dates on April 7, 2020, June 22, 2020, and November 14, 2023, at exercise prices ranging from $5 to $6.50, the Company granted 127,500 new stock options to such individuals with an expiry date of July 29, 2024 at an exercise price of $2 per Common Share subject to a two-year vesting schedule whereby 12.5% vest per quarter following the date of grant. During the year ended December 31, 2020, the re-issuing of these options was approved by the TSX and by the shareholders. There was no increase to the incremental fair value of the share options as a result of these modifications. The impact of these modifications was calculated using the following weighted average assumptions: (1) a risk-free interest rate of 1.46%; (2) expected life of five years; (3) expected volatility of 133.89%, (4) forfeiture rate of 12%, and (5) dividend yield of nil.

(d) Share purchase warrants

The following is a summary of the changes in The Company’s share purchase warrants from December 31, 2019 to December 31, 2021:

	Number of Warrants Weighted Average Exercise Price
Outstanding, December 31, 2018	2,731,803	$4.40
Exercised	(65,143)	$3.80
Outstanding, December 31, 2019	2,666,660	$4.40
Issued	1,669,190	$1.80
Expired	(275,976)	$5.10
Exercised	(1,402,767)	$2.20
Outstanding, December 31, 2020	2,657,107	$2.30
Issued	335,405	$4.54
Expired	(254,691)	$3.33
Exercised	(1,268,341)	$2.57
Outstanding, December 31, 2021	1,469,480	$2.39

On February 8, 2021, the Company issued 300,000 Share purchase warrants as a part of consideration for mining claims acquisition (Note 15). The fair value of $886,544 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 0.2%; (2) expected life of two years; (3) expected volatility of 137%, and (4) dividend yield of nil.

39

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

20. SHARE CAPITAL (cont’d…)

(d) Share purchase warrants (cont’d…)

As of December 31, 2021, the following share purchase warrants were outstanding:

Exercise Price	Expiry Date	Number of Warrants at December 31, 2021
$4.76	February 8, 2023	300,000
$1.60	May 20, 2023	496,200
$1.60	May 1, 2023	463,800
$2.60	October 21, 2022	14,100
$2.60	September 22, 2022	21,305
$2.60	June 13, 2022	52,159
$2.60	April 12, 2022	100,250
$2.60	January 13, 2022	21,666
		1,469,480

21. NON-CONTROLLING INTEREST

As at December 31, 2021, the equity attributable to the 99.99% non-controlling interest in Flying Nickel, whose principal place of business is British Columbia, is $1,499,851 (2020 - $Nil, 2019 - $Nil).

On November 30, 2021, pursuant to the Company’s Plan of Arrangement (Note 7), Flying Nickel, completed its offering (“Flying Nickel Offering”) for gross proceeds of $8,600,000.

Pursuant to the Flying Nickel Offering, Flying Nickel sold 10,094,033 subscription receipts (each, a “Non-FT Subscription Receipt”) at a price of $0.70 per Non-FT Subscription Receipt and 1,992,437 flow-through eligible subscription receipts (each, a “FT Subscription Receipt”, and collectively with the Non-FT Subscription Receipts, the “Offered Securities”) at a price of $0.77 per FT Subscription Receipt.

Upon the satisfaction of certain escrow release conditions (the “Escrow Release Conditions”), the Offered Securities shall be deemed to be exercised, without payment of any additional consideration and without further action on the part of the holder thereof, for the following:

•	each Non-FT Subscription Receipt shall be automatically converted into one unit of Flying Nickel (each, a “Unit”); and
•

each FT Subscription Receipt shall be automatically converted into one common share of Flying Nickel to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”).

Each Unit will consist of one common share of Flying Nickel (each a “Unit Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant shall entitle the holder to purchase one common share of Flying Nickel (each, a “Warrant Share”) at a price of $1.00 at any time on or before November 29, 2023.

Pursuant to the terms and conditions of the Agency Agreement, Flying Nickel incurred a cash commission to the Agents of $610,019, and will issue 803,684 Share purchase warrants as an agents’ fee in relation with the Offering. The fair value of $252,680 of the issued warrants was determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 0.96%; (2) expected life of two years; (3) expected volatility of 83%, and (4) dividend yield of nil.

40

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

21. NON-CONTROLLING INTEREST (cont’d…)

On December 31, 2021, $1,534,176 gross proceeds were released from escrow upon converting an aggregate 1,992,437 FT Subscription Receipts into 1,992,437 FT Shares at a price of $0.77 per share. Flying Nickel incurred agents’ fees of $109,948 in connection with the FT Shares. Flying Nickel used the residual value method to calculate the fair value of the tax deduction attached with the FT Shares and recorded a flow-through liability of $139,471. As at December 31, 2021, Flying Nickel had not incurred any expenditures towards the flow-through liability included in assets held for sale at year-end (Note 7).

$37,586 of Flying Nickel warrants were issued in relation to the FT Shares and recorded as share issuance costs.

The remaining warrants issuable of $215,094 were recorded as equity attributable to non-controlling interest and added to deferred transaction costs to be included in the spin-out. The remaining gross subscription receipts of $7,065,823, net of cash deferred transaction costs of $500,071 are also included in assets held for sale (Note 7).

The following table presents changes in equity related attributable to the 99.99% non-controlling interest in Flying Nickel:

Non-controlling interest
Balance, December 31, 2019	$-
Balance, December 31, 2020	$-
Flying Nickel FT shares and warrants, net of share issuance cost	1,284,757
Flying Nickel warrants issuable	$215,094
Balance, December 31, 2021	1,499,851

As at December 31, 2021, 2020 and 2019, and for the years ended December 31, 2021, 2020 and 2019, summarised financial information about Flying Nickel is as follows:

	December 31,
	2021	2020	2019
Current assets	$7,914,319	$-	$-
Current liabilities	6,774,512	--	-
Net loss	$360,044	$-	$-

The loss allocated to non-controlling interest based on an ownership interest of 99.99% (2020 – 0%, 2019 – 0%) of $Nil (2020 - $Nil, 2019 - $Nil) is due to the change in ownership interest occurring on December 31, 2021. Therefore, all loss incurred in the year ended December 31, 2021 is attributable to the Company.

22. CAPITAL RISK MANAGEMENT

Management considers its capital structure to consist of share capital, share purchase options and warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative returns on capital criteria for management. In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors. The annual and updated budgets are approved by the Board of Directors.

The properties, to which the Company currently has an interest in, are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the year ended December 31, 2021. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

41

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

23. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value Measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3
Financial assets
Cash, December 31, 2021	$579,508	$-	$-
Cash, December 30, 2020	$7,608,149	$-	$-
Cash, December 31, 2019	$3,017,704	$-	$-

Categories of financial instruments

The Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the year ended December 31, 2021.

The Company’s financial assets and financial liabilities are categorized as follows:

	December 31,
	2021	2020	2019
Fair value through profit or loss
Cash	$579,508	$7,608,149	$3,017,704
Amortized cost
Receivables	$79,036	$75,765	$246,671
Restricted cash equivalents	$34,500	$34,500	$34,500
Reclamation deposits	$21,055	$21,055	$21,055
	$714,099	$7,739,469	$3,319,930
Amortized cost Accounts payable	$2,502,139	$1,759,163	$2,420,392

42

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

24. FAIR VALUE MEAS FINANCIAL RISK MANAGEMENT DISCLOSURES

(a) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at December 31, 2021, the Company had a cash balance of $579,508 (2020 - $7,608,149, 2019 – $3,017,704). As at December 31, 2021 the Company had accounts payable and accrued liabilities of $2,502,139, (2020 - $1,759,163, 2019 - $2,420,392), which have contractual maturities of 90 days or less.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances. The Company is exposed to liquidity risk – refer to Note 1.

The following table details the Company’s current and expected remaining contractual maturities for its financial liabilities with agreed repayment periods. The table is based on the undiscounted cash flows of financial liabilities.

	0 to 6 months	6 to 12 months	Total
As at December 31, 2021	$2,502,139	$-	$2,502,139
As at December 31, 2020	$1,759,163	$-	$1,759,163
As at December 31, 2019	$2,420,392	$-	$2,420,392

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and cash equivalents, restricted cash equivalents and receivables, net of allowances. The carrying amount of financial assets included on the statements of financial position represents the maximum credit exposure.

(c) Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2021. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii) Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has exploration and development projects in Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

43

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

24. FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d...)

(d) Market risk (cont’d...)

(ii) Foreign currency risk (cont’d...)

Based on the above, net exposures as at December 31, 2021, with other variables unchanged, a 10% strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $88,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $52,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $4,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(iii) Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

25. RELATED PARTY DISCLOSURES

During the year ended December 31, 2021, the Company had related party transactions with key management personnel and the following companies, related by way of key management personnel:

•	Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of Prophecy, provides management and consulting services to the Company.

•	MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of The Company, provides consulting services to the Company.

•	Sophir Asia Ltd., a private company controlled by Masa Igata, Director of The Company, provides consulting services to the Company.

A summary of related party transactions by related party (being all key management personnel) is as follows:

	Year Ended December 31,
Related parties	2021	2020	2019
Directors and officers	$1,580,504	$2,260,806	$2,057,592
Linx Partners Ltd.	997,672	1,029,673	489,254
MaKevCo Consulting Inc.	70,499	80,139	38,309
Sophir Asia Ltd.	62,814	72,220	36,523
	$2,711,489	$3,442,838	$2,621,678

44

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

25. RELATED PARTY DISCLOSURES (cont’d...)

A summary of the transactions by nature among the related parties (being all key management personnel) is as follows:

	Year Ended December 31,
Related parties	2021	2020	2019
Consulting and management fees	$659,500	$370,000	$218,500
Directors' fees	119,800	108,600	103,805
Mineral properties	714,068	1,387,067	1,171,585
Salaries and short term benefits	587,869	522,359	696,751
Share-based payments	630,252	1,054,812	431,037
	2,711,489	$3,442,838	$2,621,678

As at December 31, 2021, amounts due to related parties were $68,888 (December 31, 2020 - $1,800, December 31, 2019 - $30,533) and included in accounts payable and accrued liabilities.

The Company has entered into Services Agreements with each SpinCo, which commenced December 1, 2021, pursuant to which the Company will provide office space, furnishings and equipment, communications facilities, and personnel necessary for the SpinCos to fulfill their basic day-to-day head office and executive responsibilities in a pro-rata cost-recovery basis.

26. COSTS IN EXCESS OF RECOVERED COAL

The Company’s Ulaan Ovoo mine has been impaired to value of $Nil (2020 - $Nil, 2019 - $Nil) and all property costs incurred, including changes in the provision for closure and reclamation costs, are presented net of incidental income earned from the property:

	December 31,
	2021	2020	2019
Costs in excess of recovered coal
Property costs	$387,820	$161,737	$118,803
Provision for closure and reclamation	1,342,474	428,467	1,551
	$1,730,294	$590,204	$120,354

45

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

27. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
	2021	2020	2019
Supplementary information
Non-Cash Financing and Investing Activities
Shares issued on property acquisition	$6,231,637	$2,000,000	$-
Bonus shares	$-	$640,000	$115,000
Shares for services	$-	$80,500	$241,003
Shares issued to settle debt	$-	$-	$43,030
Shares issed recorded as prepaid expenses	$-	$-	$35,000
Subscription receivable	$-	$-	$30,497
Warrants issued on property acquisition	$886,544	$-	$-
Finder's units	$-	$24,000	$-
Finder's warrants	$42,651	$226,917	$-
Flying Nickel warrants issuable	$215,094	$-	$-
Flying Nickel warrans issued for FT shares	$37,586	$-	$-
Depreciation included in mineral property	$46,047	$46,932	$3,487
Equipment expenditures included in accounts payable	$-	$-	$472,213
Mineral property expenditures included in accounts payable	$1,225,798	$681,781	$1,252,796
Share-based payments capitalized in mineral properties	$159,511	$211,627	$119,028
Reclassification of contributed surplus on exercise of options	$179,682	$272,848	$153,845
Reclassification of contributed surplus on exercise of warrants	$9,600	$166,628	$28,478

28. CONTINGENCIES

The Company accrues for liabilities when it is probable, and the amount can be reasonably estimated. As at December 31, 2021, the Company does not have any contingent liabilities (2020 - $Nil, 2019 - $Nil). During the year ended December 31, 2019, the Company recorded a debt settlement gain in the amount of $7,952,700 related to ASC Bolivia LDC Sucursal Bolivia (a wholly owned subsidiary of the Company) tax claim on its consolidated statements of operations and comprehensive loss.

29. EVENTS AFTER THE REPORTING DATE

The following events occurred subsequent to December 31, 2021:

•

On January 14, 2022, the Company completed the Arrangement. Pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of NickelCo; (iii) one common share of VanadiumCo and (iv) two common shares of RoyaltyCo.

•

Gross proceeds of $6,715,407 were released from escrow to Flying Nickel upon converting 10,094,033 non-flow-through subscription receipts of Flying Nickel into 10,094,033 units each consisting of one common share and one-half of one common share purchase warrant of the Flying Nickel, at a price of $0.70 per unit. In connection with the conversion, 601,269 broker warrants were issued to the agents for Flying Nickel Offering at an exercise price of $0.70 per common share.

•	A total of 62,000 stock options with an exercise price of $4.90 expired without exercise.

•

A total of 11,666 share purchase warrants with an exercise price of $2.60 expired without exercise. A total of 10,000 share purchase warrants with an exercise price of $2.60 were exercised for total proceeds of $26,000.

•	Pursuant the Company’s equity incentive plant dated September 1, 2021, the Company issued 187,049 bonus shares to the company’s directors, officers, employees, and consultants.

46

SILVER ELEPHANT MINING CORP. Notes to Annual Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (Expressed in Canadian Dollars)

29. EVENTS AFTER THE REPORTING DATE (cont’d...)

•

The Company entered into agreements with certain option and warrant holders (the “Holders”) pursuant to which the Company can sell some or all the Reserved Shares (Note 7) of NickelCo, VanadiumCo and RoyaltyCo currently held by the Company on behalf of the Holders in order to obtain working capital. At the date of this report, the Company sold 1,835,000 Reserved Shares for proceeds of $1,259,423.

•

Pursuant to the APA (Note 15), the Company has submitted for approval to the TSX a request to issue 1,267,145 common shares to settle $2,000,000 in contingent consideration payable to Victory Nickel, as the price of nickel exceeded US$10 per pound for 30 consecutive business days subsequent to the year ended December 31, 2021.

47